

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 21, 2018

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re: EVO Payments, Inc.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed May 21, 2018**
> **File No. 333-224434**

Dear Mr. Kelly:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2018 letter.

<u>Dilution, page 67</u>

1. Please refer to the paragraph immediately preceding the dilution table on page 67. In the middle of this paragraph you state, "Our pro forma net tangible book value as of March 31, 2018 would have been approximately $(488.2) million, or $(6.37) per share of Class A common stock." Please revise this sentence to clarify this is your pro forma net tangible book value <u>after this offering</u>. Additionally, please add a sentence that quantifies your pro forma net tangible book value <u>before this offering</u> as of March 31, 2018 on both an aggregate and per share basis. We believe this will allow investors to better relate the information in the paragraph above this dilution table to the information presented within the table.

2. Please refer to the dilution table on page 68. Please tell us, and revise to briefly disclose to your investors, how you derived the $85,578 amount of total consideration you have disclosed for existing stockholders.

Unaudited pro forma consolidated balance sheet as of March 31, 2018, page 71

3. Please revise the pro forma adjustments appearing in the columns titled "Reorganization adjustments" and "Offering adjustments" such that the debits and credits appearing in each column will balance. Make conforming adjustments as needed to the footnotes to your pro forma balance sheet. You should also ensure that the amount of total assets appearing in the column titled "As adjusted before this offering" is the same as the amount of total liabilities and equity appearing in that column.

4. We remain unable to reconcile the pro forma adjustments you are making to additional paid-in capital, accumulated deficit and the nonredeemable non-controlling interest with the description of your reorganization transactions and this offering. As one example only, and not an inclusive list, we are unable to follow how the historical equity balances for EVO LLC's Class A, Class C and Class E Units were allocated to the registrant's equity accounts, redeemable non-controlling interests, and nonredeemable non-controlling interests during the reorganization. Note that we have similar questions about the adjustments appearing in the offering adjustments column. To assist us in understanding how you determined the pro forma adjustments to your additional paid-in capital, accumulated deficit and non-controlling interests, please provide us in your response with your journal entries for each adjustment to your equity and non-controlling interest accounts that you present on the face of your pro forma balance sheet, along with a narrative explanation of each journal entry that clearly explains how any allocations between accounts were determined. Additionally, please consider whether revisions to your pro forma footnotes are appropriate to better explain these matters to your investors.

Notes to unaudited pro forma consolidated balance sheet, page 72

5. Note 3 appears to describe all classes of shares that will be issued to the continuing LLC owners during the reorganization except for Class A; specifically, it only partially describes the Class A shares that will be issued in connection with the reorganization transactions. Please revise this pro forma footnote or other pro forma footnotes as appropriate to fully address the issuance of Class A shares during the reorganization transactions.

6. The last paragraph of Note 6 describes the issuance of 47,398 Class A shares to Zenith; however, we are unable to determine from the face of your pro forma balance sheet or the related pro forma footnotes how you reflected the accounting impact of issuing these shares. Please revise the face of your pro forma balance sheet and the related pro forma footnotes to address this matter, or tell us why there is no financial statement impact from issuing these shares.

James G. Kelly
EVO Payments, Inc.
May 21, 2018
Page 3

<u>Principal and selling shareholders, page 171</u>

7. We note from your disclosures and the table on page 172 that Jeffrey Rosenblatt is the selling shareholder who will offer 666,667 Class A shares in this offering and will also receive 617,181 Class D shares in the reorganization. However, footnote (5) to this table states that Mr. Rosenblatt will receive 1,283,848 Class D shares in the reorganization. Please revise footnote (5) to this table or tell us why revision is not appropriate. Additionally, please revise the disclosures about the reorganization throughout your filing, including in your prospectus and in your pro forma financial statements, to clarify when and how Mr. Rosenblatt will be issued 666,667 Class A shares.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director
Office of Consumer Products